INCYTE CORPORATION

1801 Augustine Cut-Off

Wilmington, DE 19803

(302) 498-6700

Telecopier: (302) 425-2707

November 14, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                                Incyte Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 21, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed October 30, 2014

File No. 1-12400

Dear Mr. Rosenberg:

This letter sets forth the response of Incyte Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 4, 2014. To facilitate your review of the Company’s response to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

1.  Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of volume changes as compared to price changes in discussing the reasons for fluctuations in product revenues for each period presented. Please see Item 303(a)(3)(iii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will include in our future periodic reports disclosures that quantify the impact of volume changes as compared to price changes to the extent required by Item 303(a)(3)(iii) of Regulation S-K for the applicable periods.  Our disclosure in future reports will be consistent with the approach set forth in the following example, based on our most recent Form 10-Q (additions are indicated by underscored text and deletions are indicated by struck-through text):

Our product revenues, net from JAKAFI for the three ~~and nine~~ months ended September 30, 2014, were $97.8 million ~~and $251.5 million, respectively~~ as compared to $60.2 million for the three months ended September 30, 2013. This increase was comprised of a volume increase of $29.0 million and a price increase of $8.6 million.

Our product revenues, net from JAKAFI for the ~~three and~~ nine months ended September 30, ~~2013~~ 2014, were $~~60.2~~  251.5 million ~~and $162.6 million, respectively~~ as compared to $162.6 million for the nine months ended September 30, 2013. This increase was comprised of a volume increase of $66.9 million and a price increase of $22.0 million.  ~~The increase in net product revenues from JAKAFI for the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013 is related to growth in underlying demand.~~  Product revenues from the sale of JAKAFI are recorded net of estimated product returns, pricing discounts including rebates offered pursuant to mandatory federal and state government programs and chargebacks, prompt pay discounts and distribution fees and co-pay assistance. Our revenue recognition policies require estimates of the aforementioned sales allowances each period.

Notes to Consolidated Financial Statements

Note 5. License Agreements

Lilly, page 86

2.     In the last paragraph on page 86 you indicate that you elected to co-develop barticitinib with Lilly in July 2010. Please provide us proposed revised disclosure to be included in future periodic reports that specifically discloses the amounts charged to your statements of operations for each period presented for this collaboration and where they are classified; presumably in research and development expenses. Please see ASC 808-10-50-1d. Otherwise please tell us why this disclosure is not warranted.

Response:

Under our License, Development and Commercialization Agreement with Eli Lilly and Company (“Lilly”) we have elected to co-develop baricitinib with Lilly in rheumatoid arthritis and we are responsible for funding 30% of the associated global development costs for this indication from the initiation of the Phase IIb trial through regulatory approval. For competitive reasons, we have not disclosed our costs associated with this collaboration, which are included within research and development expenses. Since we have disclosed our 30% funding percentage, disclosing the amount we charge to the statement of operations each period for the collaboration would allow a reader to calculate the total costs each year and cumulatively over time that Lilly is incurring for the development of baricitinib in rheumatoid arthritis. This information would give our competitors an advantage in designing and deciding their competitive approach as other information such as patient number and protocol outline are available on clinicaltrials.gov. Accordingly, we respectfully propose that we continue disclosing our 30% funding percentage rather than the amount we have included in research and development expenses in each period.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

3.     Based on information presented in your table of activity with respect to your sales allowances and accruals for the nine months ended September 30, 2014 and for the years 2013 and 2012 from your latest Form 10-K it appears that your government rebates and chargebacks as a percentage of gross product sales have increased from 4.0% in 2012 to 5.7% in 2013 and 7.4% in 2014. Please provide us proposed revised disclosure to be included in future periodic reports that discloses the underlying cause for this trend and its expected effect on future results of operations. In addition, please explain why the effective rate during the third quarter appears to have dropped to 6.5% to bring the cumulative rate from 7.9% at June 30, 2014 to 7.4% at September 30, 2014.

Response:

We acknowledge the Staff’s comment and will include in our future periodic reports disclosure similar to the following (additions are indicated by underscored text):

Government rebates and chargebacks are the most significant component of our sales allowances. Increases in certain government reimbursement rates are limited to a measure of inflation, and when the price of a drug increases faster than this measure of inflation it will result in a penalty adjustment factor that causes a larger sales allowance to those government related entities. We expect government rebates and chargebacks as a percentage of our gross product sales will continue to increase in connection with any future JAKAFI price increases greater than the rate of inflation, and any such increase in these government rebates and chargebacks will have a negative impact on our reported product revenues, net.

Our government rebates and chargebacks are typically highest in the first quarter of each year due to the Medicare Part D Coverage Gap. The Medicare Part D prescription drug benefit mandates that manufacturers fund 50% of the Medicare Part D insurance coverage gap for prescription drugs sold to eligible patients during each annual period. Due to the high price of JAKAFI, which is the Company’s only commercial product, Incyte funds its 50% of the coverage gap for existing patients primarily in the first quarter of each year, as the first prescription written for an existing patient during a calendar year will trigger the full 50% funding requirement by Incyte for that patient. After this initial prescription, Incyte has a much lower funding requirement for that patient for the remainder of the calendar year. As a result, rebates and chargebacks as a percentage of gross product sales are typically highest in the first quarter of each year and decline as the year progresses which accounts for the decline in the cumulative rate from 7.9% at June 30, 2014 to 7.4% at September 30, 2014, and also results in the effective rate of 6.5% in the third quarter of 2014. Due to these factors we expect our government rebates and chargebacks will continue to fluctuate from quarter to quarter. We will include in our future periodic reports disclosure similar to the following (additions are indicated by underscored text):

We expect our sales allowances to fluctuate from quarter to quarter as a result of the Medicare Part D Coverage Gap, the volume of purchases eligible for government mandated discounts and rebates as well as changes in discount percentages which are impacted by potential future price increases, rate of inflation, and other factors.

*      *      *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ David W. Gryska
David W. Gryska
Executive Vice President and
Chief Financial Officer

cc:	Eric H. Siegel, Incyte Corporation
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP